FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”) Suite 2300 – 1177 West Hastings Street Vancouver, B.C. V6E 4K3

Item 2.	Date of Material Change

August 2, 2012

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is August 2, 2012. The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that they retained a new Manager of Investor Relations.

Item 5.	Full Description of Material Change

The Issuer reports the appointment of Ms. Michelle Stachnik as Manager, Investor Relations. Ms. Stachnik brings with her a wealth of knowledge and experience in junior resource sector and investment community. She has worked for eight years in the mining industry, the last five years in investor relations with Esperanza Resources Corp. Her work with Esperanza, an emerging gold producer, provides a strong background for ITH with its Livengood development project. Ms. Stachnik is a graduate of Colorado State University with a Bachelor of Science in Business Administration and will begin full-time with the Issuer at the beginning of September.

Ms. Stachnik will be based in Denver, Colorado focusing on investor communications, shareholder relations, marketing and interfacing with the Alaska project team on community relations projects.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement, completion and cost of exploration programs, anticipated exploration program results and the timing thereof, the discovery and delineation of mineral deposits/resources/reserves, the potential for the construction and operation of infrastructure (including energy supplies), the potential for any production at the Livengood project, the potential for a production decision to be made, the potential commencement of any development of a mine at Livengood following a production decision, business and financing plans, availability of financing and business trends, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, proposed, planned, potential and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the inability of the Issuer to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Issuer to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's Livengood property.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, Interim President & Chief Executive Officer Business Telephone No.: (303) 470-8700

Item 9.	Date of Report

August 8, 2012